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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                         FirstFed Financial Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    337907109
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

             [X]   Rule 13d-1(b)
             [ ]   Rule 13d-1(c)
             [ ]   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             High Rock Capital LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)   [ ]
                                                                (b)   [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER
NUMBER OF                                   1,097,300
SHARES
BENEFICIALLY OWNED               -----------------------------------------------
BY                               6      SHARED VOTING POWER
EACH                                        -0-
REPORTING                        -----------------------------------------------
PERSON                           7      SOLE DISPOSITIVE POWER
WITH                                        1,331,743

                                 -----------------------------------------------
                                 8      SHARED DISPOSITIVE POWER
                                            -0-

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,375,243 shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IA

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             High Rock Asset Management LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)  [ ]
                                                                  (b)  [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER
NUMBER OF                                    43,500
SHARES
BENEFICIALLY OWNED               -----------------------------------------------
BY                               6      SHARED VOTING POWER
EACH                                         -0-
REPORTING                        -----------------------------------------------
PERSON                           7      SOLE DISPOSITIVE POWER
WITH                                          43,500

                                 -----------------------------------------------
                                 8      SHARED DISPOSITIVE POWER
                                            -0-

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,375,243 shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IA

--------------------------------------------------------------------------------

                                  Schedule 13G

Item 1(a).        Name of Issuer:  FirstFed Financial Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:
                           401 Wilshire Boulevard
                           Santa Monica, California 90401-1490

Item 2(a). Names of Persons Filing: High Rock Capital LLC ("HRC") and High Rock Asset Management LLC ("HRAM")

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  The address of the principal business office of HRC and HRAM is 28 State Street, 18th Floor, Boston, MA 02109.

Item 2(c). Citizenship: Each of HRC and HRAM is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).        Title of Class of Securities: Common Stock, $0.01 par value


Item 2(e).        CUSIP Number:     337907109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  [_]  Broker or dealer registered under Section 15 of
                            the Securities Exchange Act of 1934 (the "Act);

                  (b)  [_]  Bank as defined in Section 3(a)(6) of the Act;

                  (c)  [_]  Insurance company as defined in Section 3(a)(19)
                            of the Act;

                  (d)  [_]  Investment company registered under Section 8 of the Investment Company Act of 1940;

                  (e)  [X]  An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

                  (f)  [_]  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [_]  A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [_]  A savings association as defined in Section 3(b)
                            of the Federal Deposit Insurance Act;

                  (i)  [_]  A church plan that is excluded from the
                            definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]



Item 4.           Ownership.

                  (a) Amount Beneficially Owned: Each of HRC and HRAM may be deemed to beneficially own 1,375,243 shares as of December 31, 1999.

                           HRC was the record owner of 1,331,743 shares as of December 31, 1999. HRAM was the record owner of 43,500 shares as of December 31, 1999. (The shares held of record by HRC and HRAM are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated limited liability companies with the same individual as President, each of HRC and HRAM may be deemed to beneficially own all of the Record Shares. Hence, each of HRC and HRAM may be deemed to beneficially own 1,375,243 shares as of December 31, 1999.


                  (b)      Percent of Class:  HRC: 7.3%;  HRAM: 0.2%


                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                            HRC:  1,097,300 shares
                                            HRAM: 43,500 shares

                           (ii)     shared power to vote or to direct the vote:
                                            HRC:  0 shares
                                            HRAM: 0 shares

                           (iii) sole power to dispose or to direct the disposition of:
                                            HRC:  1,331,743 shares
                                            HRAM: 43,500 shares

                           (iv) shared power to dispose or to direct the disposition of:
                                            HRC: 0 shares
                                            HRAM 0 shares

                  Each of HRC and HRAM expressly disclaims beneficial ownership of any shares of FirstFed Financial Corporation, except, in the case of HRC, for the 1,331,743 shares that it holds of record and, in the case of HRAM, for the 43,500 shares that it holds of record.

Item 5.           Ownership of Five Percent or Less of a Class.
                           Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                           Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                           Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                           Not applicable.

Item 9.           Notice of Dissolution of Group.
                           Not applicable.

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000


HIGH ROCK CAPITAL LLC

By:      High Rock Capital LLC


By:      /s/ David L. Diamond
   ---------------------------
         David L. Diamond,
         President


HIGH ROCK ASSET MANAGEMENT LLC


By:      /s/ David L. Diamond
   ---------------------------
         David L. Diamond,
         President